Eric J. Mortensen

Senior Vice President and

Controller

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TEL: (720) 888-8286

FAX: (720) 888-5127

eric.mortensen@level3.com

CONFIDENTIAL – SUBJECT TO CONFIDENTIALITY REQUEST

September 9, 2009

VIA HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Gopal R. Dharia, Senior Staff Accountant

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. Dharia:

Based on our conversation of August 18, 2009, we hereby provide you with the following supplemental response. We have included a summary of our position with respect to our segment presentation followed by an overview of our business and then provided our supplemental response to your verbal comments. For your ease of reference, we have numerically labeled and italicized your verbal comments and have provided our supplemental response after each comment.

Summary:

We believe that our current operating segment structure, consisting of the communications operating segment and coal mining operating segment, is appropriate and in accordance with Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) for the following reasons and discussed in greater detail elsewhere in this letter:

•	Our communications business operates as a single distinct business that is dependent upon one global network to provide a common set of communications services to a broad range of customers.

Our communications business consists of centralized components or functional groups, which were established to enable functional group managers to focus on their respective

Level 3 Communications, Inc. 1025 Eldorado Boulevard Broomfield, Colorado 80021

www.Level3.com

Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

core competencies within our overall communications business. Our functional groups consist of Global Network Services (“GNS”), Products and Marketing (“P&M”), Information Technology (“IT”), Corporate Services (“CS”) and sales. Our sales functional group is disaggregated into four customer-facing sales units in order to serve the changing needs of customers in growing markets and to drive growth across the communications business. For ease of reference, when we refer to our functional groups, the reference includes the sales functional group that is comprised of the four customer-facing sales units.

None of our functional groups including the four components of our sales functional group can operate independently as a standalone business as each is dependent upon the activities of the other functional groups and share assets and other resources in order for each functional group to conduct and sustain normal operations. It is through this interdependency of assets and resources and through each functional group supporting one another that enables our communications business to operate and sustain revenues. We refer you to the sections entitled “Overview” and “Goodwill Impairment Reporting Unit Analysis” for more details.

•

It is only with respect to the operating results of our communications business taken as a whole and our coal mining business that our chief operating decision maker (“CODM”) makes “decisions about resources to be allocated to the segment and assess its performance”. Our CODM, who is our Chief Executive Officer (“CEO”), makes decisions about allocating resources and assessing performance only at the communications and coal mining operating segment level based on the multiple reports he receives. We refer you to the section entitled “CODM Analysis” for more details relating to our analysis for the conclusion that our CEO is our CODM. With respect to the decisions by the CEO to allocate resources and assess performance at the communications and coal mining operating segment level, we note the following.

•

Our CEO approves our annual communications budget at the consolidated communications business level, with targets established for [*****]for the communications business and [*****]. Consistent with how our CEO approves the annual communications budget, our CEO also evaluates budget versus actual performance only at the consolidated communications business level. We refer you to the section entitled “Level 3 Budgeting Process” for more details.

•	The Staff inquired about three specific press releases and the decision making and approval process for each press release. [*****]

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

[*****]. We refer you to the section entitled “Press Releases” for more details.

•	The monthly flash deck report previously provided to our CEO contains a meaningful measure of performance [*****] only at the consolidated communications business level. [*****]

For example, [*****]. While the metrics in the monthly flash deck report for each of the functional groups and the four customer-facing sales units may be useful to a functional group or sales unit manager in evaluating his or her own functional group performance compared to budget, [*****]. We refer you to the section entitled “Overview” for more details.

•

Information presented to our board of directors is at the communications business and coal mining business operating segment levels, which we believe is indicative of how management views our operating activities and the level at which overall performance is assessed and decisions are made about resource allocation.

•

Our operating segment disclosure is consistently presented to all stakeholders to enable these users of our financial information to better understand and assess our performance and to make better judgments about Level 3 Communications, Inc. in each case as a whole and in a manner consistent with how management views our business.

Overview:

Level 3 Communications, Inc. (“Level 3” or “the Company”) is a facilities based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

services. Our network is an advanced, international, facilities based communications network. We designed our network to provide communications services which employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

Coal Mining

We are also engaged in the coal mining business through our two 50% owned joint-venture surface mines, one each in Montana and Wyoming. Our coal mining business is managed and operated on a standalone basis, independently from the communications business. Since our CEO as our CODM allocates coal mining resources and assesses performance distinctly from the communications business, we have determined that our coal mining business, although significantly smaller than our communications business, represents a separate operating segment.

Cash flow activities serve as the basis for which resources are allocated to the coal mining business even though such cash flows are relatively insignificant in relation to our communications business. [*****]. We refer you to the section entitled “Level 3 Budgeting Process” for more details.

This presentation is consistent with how management views each business.

Communications

Functional Groups

Our communications business operates as one distinct business that is dependent upon one global network to provide a common set of communications services to a broad range of customers. Our communications business consists of centralized components or functional groups, which consist of GNS, P&M, IT, CS and sales. Our sales functional group is broken down into four customer-facing sales units in order to serve the changing needs of customers in growing markets and to drive growth across the communications business.

None of our functional groups including the four components of our sales functional group can operate independently as a standalone business as each is dependent upon the activities of the other functional groups and share assets and other resources in order to conduct and sustain normal operations. It is through this sharing of assets and resources and through each functional group supporting one another that enables our communications business to operate and sustain revenues.

The following is a brief description of each of our functional groups.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

•

The GNS functional group is responsible for all of our global communications network operations and provisioning (i.e., installation and technical support) of customer services and includes the management of [*****]. Our GNS functional group is essentially our centralized manufacturing facility equivalent that provides our communications services.

•

The P&M functional group is responsible for our product and service development and marketing activities. In addition, the P&M functional group is responsible for sales of our wholesale voice services and as a result also includes employees engaged in sales and sales-related activities to support our wholesale voice service customers.

•

The IT functional group is responsible for the development and management of our key information technology systems and initiatives and supports the other functional groups within the communications business.

•	The CS functional group is responsible for finance, legal, human resources, corporate development and strategic initiative activities.

•	The sales functional group is responsible for the development and management of all of our core network sales and sales-related activities, including customer relationships.

Our sales functional group includes four customer-facing, disaggregated sales units. These disaggregated sales units sell a common set of communications services across our integrated communications network. The four disaggregated sales units are called Business Markets Group (“BMG”), Content Markets Group (“CMG”), European Markets Group (“EMG”) and Wholesale Markets Group (“WMG”). The following is a brief description of each of our four customer-facing sales units.

•

The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific target customer markets include medium and large businesses, local and regional carriers, state and local government entities, and higher education institutions and consortia. As of July 31, 2009, the BMG sales unit consisted of [*****] total employees that were engaged in the following activities: [*****] sales and sales related, one group president and one administrative.

•

The Content Markets Group targets media and content companies with large and growing bandwidth needs. Customers in this target market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

distribution companies such as broadcasters, satellite companies, television networks and sports leagues. As of July 31, 2009, the CMG sales unit consisted of [*****] total employees that were engaged in the following activities: [*****] sales and sales related, one senior vice president and one administrative.

•

The European Markets Group targets large European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors. As of July 31, 2009, the employees included in the monthly flash deck report for the EMG sales unit consisted of [*****] total employees that were engaged in the following activities: [*****] sales and sales related, [*****] local network related (i.e., installation and field services employees), [*****] corporate services (primarily finance) and [*****] product support. The classification of non-sales employees within our EMG sales unit is based on geographic location and not functional responsibility as a substantial portion of the non-sales employees within the EMG sales unit report solely or dually to the other functional groups. For example, all of the corporate services employees included in the monthly flash deck report for the EMG sales unit report solely into the CS functional group. In addition, the majority of network related employees included in the monthly flash deck report for the EMG sales unit report dually to our GNS functional group and EMG sales unit. The costs associated with these individuals are also reflected in the EMG sales unit.

•

The Wholesale Markets Group targets customers that include the largest national and global communications service providers, including carriers, cable companies, wireless companies, voice service providers, systems integrators and the federal government. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers. As of July 31, 2009, the WMG sales unit consisted of [*****] total employees that were engaged in the following activities: [*****] sales and sales related, one group president and one administrative.

Each of our functional groups including our disaggregated sales units is supported by a manager (either a group president or senior vice president) who is responsible for operating decision-making and the allocation of resources within each group/unit and within the confines of our annual consolidated communications business budget. Below is a table presenting each of our functional groups and four customer-facing sales unit managers, by title, and their relationship within the overall communications business organization.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

		Direct	Next-level
Functional Group/ Sales Unit	Manager	Supervisor	Supervisor

GNS	President, GNS	President, COO	CEO
P&M	Chief Marketing Officer	EVP, Vice Chairman	CEO
IT	Group VP IT (open)	President, COO	CEO
Finance (Corporate Services)	Chief Financial Officer	CEO	None
Legal (Corporate Services)	Chief Legal Officer	CEO	None
Human Resource (Corporate Services)	Group VP HR	Chief Legal Officer	CEO
Corporate Development (Corporate Services)	Senior VP, Corp. Dev.	EVP, Vice Chairman	CEO
Strategy (Corporate Services)	VP, Strategy	EVP, Vice Chairman	CEO
WMG	President, WMG	President, COO	CEO
BMG	President, BMG	President, COO	CEO
CMG	Senior VP, CMG	President, COO	CEO
EMG	President, EMG	President, COO	CEO

Budgeting and Reporting

Budget. Our CEO approves our annual budget at the consolidated communications business level, with targets established for [*****]. Each of our functional group and sales unit managers is responsible for managing to the budgetary guidelines for sales, if applicable, and expenditures directly within his/her control. For example, our WMG sales unit manager (President) is responsible for managing to the budgeted sales, direct selling expense and incremental capital expenditure (e.g., capital expenditures necessary to provision services for specific customers) targets that are directly within his control. The WMG sales unit manager is not responsible for managing any of the costs that are incurred by other functional groups or customer-facing sales units. [*****].

Reporting. In order to enable the sales unit managers (that is, the group president or senior vice president as the case may be) to monitor monthly revenue and expenditures compared to budget and to enable the CEO to monitor how the consolidated communications business is performing compared to budget, we created a standard monthly template, which is titled the “monthly flash deck report”. The monthly flash deck report is structured around the consolidated communications business budget and includes [*****]. While the monthly flash deck report previously delivered to the CEO contained a line item metric called [*****]

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

[*****].

As the monthly flash deck report was created as a recurring and automatic standard template, the format used for each functional group and customer-facing sales unit is the same, regardless of whether or not a particular line item is relevant. For example, the IT functional group template within the monthly flash deck report contains line items for revenue and cost of sales even though no sales transactions are reflected in the IT functional group. [*****]. For example, the GNS functional group monthly standard template contains [*****].The limitations of the monthly flash deck report for the functional groups and sales units are described in more detail below.

The functional group and sales unit managers are the primary users of the monthly flash deck report to monitor their group’s performance compared to budget. Functional group and sales unit managers may evaluate the performance of their group using the [*****]. As a result, these managers may evaluate performance based on the individual components (direct sales and/or direct expenses) contained within their flash deck report template.

Direct supervisors of each functional manager also use the monthly flash deck report to monitor the performance of their direct reports compared to budget. Similarly, direct supervisors may evaluate the performance of their direct reports using [*****].However, as many of the direct supervisors are also members of the senior management team, they are primarily focused on the consolidated communications template within the monthly flash deck report to assess how the communications business is performing as a whole.

Our CEO uses the monthly flash deck report to assess the performance of the communications business as a whole compared to the budget he previously approved. We refer you to the section “Level 3 Budgeting Process” for more details. [*****]. We believe that the discussion that follows immediately below as well as the discussion regarding the budgeting process later in this response corroborates the assertion that our CEO did not utilize [*****]

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

[*****].

The CEO does not evaluate budget versus actual performance at a level below the consolidated communications business level. The [*****] metric for each functional group or customer-facing sales unit represents nothing more than direct sales, if applicable, less direct expenses within the control of each functional group or sales unit manager and therefore omits significant portions of the cost structure necessary to sustain operations. [*****].

Below is a table that outlines [*****] were presented in the monthly flash deck report for the year ended December 31, 2008.

[*****]

The table above illustrates the problem with trying to use [*****]in the monthly flash deck report on a standalone basis for each of the functional groups or customer-facing sales units as the metrics are not representative of the consolidated communications business as a whole, but are rather only indicative of the direct sales, if applicable, and direct costs assigned to each functional group or sales unit. For example, [*****]

[1]	[*****]

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

[*****].

CODM Analysis:

1.	Provide us with your initial analysis in the identification of your CODM and your subsequent analysis supporting the change in your CODM.

Our initial analysis using the guidance contained in paragraph 12 of SFAS 131 to identify our CODM as our senior management team (“SMT”), consisting of the (i) Chief Executive Officer, (ii) President and Chief Operating Officer, (iii) Executive Vice President - Vice Chairman, (iv) Executive Vice President and Chief Financial Officer and (v) Executive Vice President and Chief Legal Officer, was based primarily on the accounting team’s incorrect belief that each member of the SMT had an equal voice in determining the budgeted resource allocation as well as the fact that all of the SMT members are involved in the strategic and operating decision making process and receive multiple types of financial information used to make decisions about allocating resources and assessing performance.

Upon further review, however, including additional discussions with the members of the SMT, it became evident that [*****].

In addition, while the SMT members are all involved in the determination of the communications business guidelines for employee base salary, bonus target and long-term incentive awards, the CEO makes the final management decision and recommendation of such compensation guidelines and the specific compensation for certain senior managers including all of the members of the SMT (other than himself) to the compensation committee of our board of directors for approval. Furthermore, while the SMT is involved in strategic decision making activities, such as mergers and acquisitions, financing transactions, and other strategic initiatives, the CEO makes the final decision as to whether to accept, reject or modify the terms of such

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

initiatives before presentation to our board of directors, if necessary. Therefore, we have concluded that our CODM is our CEO and not our SMT, as our CEO makes the final decisions in the strategic and operating decision making process of our communications and coal businesses.

The change in our identification of the CODM was not the result of how such a change would affect our responses to the Staff’s comments, but rather the result of reaching a different conclusion based upon [*****]. We do not believe this change had any affect on our operating segment structure, as the CEO has in the past and continues to assess performance and allocate resources at the consolidated communications business and coal mining business levels.

Level 3 Budgeting Process:

2.	Provide us with a detailed description of the steps you perform in completing your annual budgeting process, including the decision makers involved at each step of the process.

A key input in the compilation of the Company’s annual budget is the Company’s consolidated [*****] strategic plan that is in effect at the beginning of our annual budgeting process.

Our Corporate Finance team builds a [*****] strategic plan that is based upon trends, strategic initiatives, other drivers, including discussions with the Chief Operating Officer (“COO”) and with the corporate strategy team which reports to our Executive Vice President (“EVP”) - Vice Chairman, and inputs from our customer-facing sales units, consisting of WMG, BMG, CMG and EMG, and functional groups consisting of GNS, P&M, IT and CS. The [*****] strategic plan is then presented to our CEO for review and approval. The Corporate Finance team reports to our Chief Financial Officer (“CFO”).

The [*****] strategic plan presented to our CEO includes [*****]. Our CEO reviews the plan focusing on [*****]. The CEO and Corporate Finance team discuss the [*****] strategic plan and the CEO may make modifications based on a variety of factors including most importantly his expectations. The CEO reviews the [*****] strategic plan with our board of directors.

In parallel to the updating of the [*****] strategic plan, the annual budget process begins with our sales units and functional groups preparing bottoms-up, or detailed projections in the form of recommended ranges for revenue as well as capital expenditure and expense estimates

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

that are submitted to the Corporate Finance team who then consolidates, or performs a roll-up, of all of the individual projections into a consolidated communications annual budget. The Corporate Finance team, COO and CFO then review the annual budget based upon monthly revenue and expense run rates, trends and economic and other factors. The COO, CFO and Corporate Finance team discuss the projections with the sales units and functional groups, collectively making modifications prior to the COO and CFO submitting an annual budget to the CEO for review and approval. The budget presented to the CEO [*****].

Using the [*****]strategic plan and current expectations regarding [*****], the CEO will provide consolidated communications business guidelines for which the COO and CFO are challenged to meet or exceed. For example, [*****].

Once the annual communications business budget is approved by the CEO it is presented to our board of directors with an overview of the [*****] strategic plan, [*****].

The annual budget process typically begins in the fourth quarter and is completed early in the first quarter of the following year.

Press Releases:

3.

Provide us with a detailed description of the decision making process as it relates to the September 24, 2008 press release entitled “Level 3 Expands North American Global IP Footprint in Canada”, the December 8, 2008 press release entitled “Level 3 Announces Workforce Reduction”, and the May 7, 2009 press release entitled “Level 3 Expands in Select Markets Throughout the U.S.”.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

September 24, 2008—Level 3 Expands North American Global IP Footprint in Canada

This press release announced the launch of high speed Internet Protocol services in the Toronto and Montreal markets and expanded transport services in Montreal, which actions enable Canadian-based carriers and bandwidth providers to access the Level 3 network cost effectively.

Decision-making process:

The decision to expand the footprint of the North American network into Canada so that high speed Internet Protocol services could be provided and transport services could be expanded in Canada originated within the WMG sales unit as an initiative to grow revenue with potential WMG sales unit customers in Toronto and Montreal. As part of this initiative, [*****].

December 8, 2008—Level 3 Announces Workforce Reduction

This press release announced the initiation of a workforce reduction of 450 employees in North America, approximately 8% of Level 3’s total employee base. The reductions were to be made across multiple levels in the organization and multiple locations in North America only. The final workforce reduction action affected [*****]employees broken down as follows:

[*****]

Decision-making process:

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

2 [*****].

May 7, 2009—Level 3 Expands in Select Markets Throughout U.S.

This press release announced the expansion of operations in key local markets in the United States by Level 3’s BMG sales unit. The actions are designed to provide a world class customer experience for mid-market business customers in these markets. The first phase of this initiative includes the Nashville, Seattle and Washington D.C. areas, as well as upstate New York (Buffalo, Syracuse and Rome/Utica) and Colorado (Denver, northern Colorado and Colorado Springs).

Decision-making process:

[*****].

_________________________

[2]

In the fall of 2008 our EVP of Operations was John Neil Hobbs who was our most senior operations employee at that time. Shortly thereafter, Mr. Hobbs’ employment with the Company ceased and our current President, COO was hired.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

[*****]

Goodwill Impairment Reporting Unit Analysis:

4.	Provide us with your goodwill impairment reporting unit analysis as of December 31, 2008.

As of December 31, 2008, Level 3 had approximately $1.4 billion of goodwill recorded on its consolidated balance sheet, all of which related to the communications business operating segment.

Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) defines a reporting unit as an operating segment or one level below an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

We concluded that our reporting units for purposes of conducting our annual goodwill impairment analysis as of December 31, 2008 were our two operating segments, communications and coal, because our communications business sales units, consisting of WMG, BMG, CMG and EMG, and our GNS and P&M functional groups did not constitute businesses in accordance with the guidance in Emerging Issues Task Force Issue (“EITF”) Topic No. D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“EITF D-101”).

Our communications business operates as one distinct business. EITF D-101 indicates “the fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.” None of our functional groups or customer-facing sales units can operate independently as a standalone business as each is dependent upon the activities of the other functional groups and share assets and other resources in order to conduct and sustain normal operations. It is through this interdependency of assets and resources and through each functional group or sales unit supporting one another that enables our communications business to operate and sustain revenues. In particular, as all of our sales units and P&M functional group share our communications network, which is controlled by our GNS functional group[*****], we believe this further corroborates that each of our sales units and functional groups do not represent standalone businesses.

Our sales units and functional groups are also economically similar and therefore should be combined into one reporting unit in accordance with EITF D-101 as described below.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

•

As indicated above, each of our sales units and functional groups must leverage the activities of each other and share assets and other resources in order for each functional group or sales unit to conduct and sustain normal operations. It is through this sharing of assets and resources and through each functional group or sales unit supporting one another that enables our communications business to operate and sustain revenues.

•	Our goodwill would only be recoverable from our sales units and functional groups working together, as each of our sales units and functional groups are economically interdependent.

•

The nature of our services and production processes are similar. We are a facilities-based communications provider that offers a common set of communications services to a broad range of customers. Almost all of our common set of communications services is provided to customers across all of our sales units and all revenue is generated over our shared international communications network.

•

Our sales units and functional groups all benefit from common product and service development activities initiated from our P&M functional group and also all benefit from our network operational and engineering activities initiated from our GNS functional group.

In addition, we also considered the guidance in EITF No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”) that was in effect at December 31, 2008, whereby, we compared the identified elements of each sales unit and our P&M and GNS functional groups to the complete set of elements necessary for each of the sales units and functional groups to conduct normal operations. A summarized table follows below.

Sales Unit/Functional Group	Inputs	Processes	Outputs
Business Markets Group	sales employees	sales	access to customers that purchase our services
Content Markets Group	sales employees	sales	access to customers that purchase our services

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

European Markets Group	sales, local network installation and field services, corporate services (finance) and local product support employees[3]	sales and administrative, local network installation, and field services, corporate services and product support	access to customers that purchase our services and ability to deliver existing services
Wholesale Markets Group	sales employees	sales	access to customers that purchase our services
Global Network Services	long-lived assets, including access to our communications network, intellectual property, network operations and provisioning employees	network operations and provisioning of customer services	Ability to deliver existing services
Products & Marketing	product development and marketing employees	Product development and marketing	Ability to develop new services and market new and existing services

GNS Analysis:

On a stand-alone basis, our GNS functional group includes long-lived assets, the ability to obtain access or the right to use long-lived assets, intellectual property and network operations and provisioning employees.

The GNS functional group includes network operations and provisioning of customer service processes. The GNS functional group does not include any of the strategic or administrative processes outside of those directly attributable to network operations and provisioning of customer service functions. Virtually all of the Company’s processes are centralized or included outside of the GNS functional group including product and service

_________________________

[3]

The classification of non-sales employees within our EMG sales unit is based on geographic location and not functional responsibility as a substantial portion of the non-sales employees within the EMG sales unit report solely or dually to the other functional groups. For example, all of the corporate services employees included in the monthly flash deck report for the EMG sales unit report solely into the CS functional group. In addition, the majority of network related employees report included in the monthly flash deck report for the EMG sales unit report dually to our GNS functional group and EMG sales unit.

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Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

development, marketing, facilities management, sales, billing, information technology systems, accounting and payroll systems, human resource systems and other corporate functions.

The output of the GNS functional group includes the ability to deliver existing services. However, the GNS functional group does not have the ability to access customers or have established customer relationships with existing or potential customers that purchase or could purchase our services. The GNS functional group also does not have the ability to develop new services as that function is a process of the P&M functional group.

Although the GNS functional group has access to the Company’s communications network and the employees and processes required to operate the network, given the inability of the GNS functional group to access customers and its lack of other key processes, we concluded that the GNS functional group is not able to provide services to conduct normal operations and sustain a revenue stream and therefore does not constitute a business.

P&M Analysis:

On a stand-alone basis, our P&M functional group includes employees engaged in product and service development, marketing and wholesale voice services sales activities as inputs. The P&M functional group does not include any significant long-lived assets, the ability to obtain access or the right to use long-lived assets, intellectual property or employees outside of the P&M functional group. In particular, the P&M functional group does not have the ability to access our facilities-based communications network, which is the essential long-lived asset necessary to provide communications services to our customers.

The P&M functional group does not include any of the strategic, operational or administrative processes outside of those directly attributable to product and service development, marketing and wholesale voice services sales functions. The vast majority of the Company’s processes are centralized or included outside of the P&M functional group including network operations, provisioning customer service, facilities management, core network services sales, billing, information technology systems, accounting and payroll systems, human resource systems and all other corporate functions.

The output of the P&M functional group includes the ability to develop new services and market new and existing services as well as access to wholesale voice services customers. The P&M functional group does not have the ability to deliver new or existing services as that function is in the GNS functional group.

Given the inability of the P&M functional group to access the Company’s communications network, all of the employees and processes required to operate the network, and its lack of other key processes, we concluded that the P&M functional group is not able to

PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST

Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

provide services to conduct normal operations and sustain a revenue stream and therefore does not constitute a business.

WMG, BMG, CMG and EMG Sales Units Analysis:

On a stand-alone basis, our WMG, BMG and CMG sales units include only employees engaged in selling activities as inputs, representing the direct sales personnel within each of these sales units. These sales units do not include any significant long-lived assets, the ability to obtain access or the right to use a communications network, intellectual property or employees outside of these sales units. In particular, these sales units do not have the ability to access our facilities-based communications network, which is the essential group of long-lived assets necessary to provide communications services to our customers.

These sales units include only the selling processes commensurate with a standard sales organization and its personnel. These sales units do not include any of the strategic, operational or administrative processes outside of those directly attributable to the sales function. Almost all of the Company’s processes are centralized or included outside of these sales units including network operations, provisioning customer service, facilities management, product development, marketing, billing, information technology systems, accounting and payroll systems, human resource systems and all other corporate functions.

These sales units’ output, as a function of a sales organization, is to interact with and maintain relationships with customers that could purchase services offered by the Company.

Although these sales units have access to customers, given these sales units do not include the Company’s communications network nor the employees and processes required to operate the network, we concluded that these sales units are not able to provide services to conduct normal operations and sustain a revenue stream and therefore do not constitute a business.

On a stand-alone basis the monthly flash deck report for our EMG sales unit includes employees engaged in selling activities, local network installation and field services activities, corporate services (primarily finance) and product and service support activities as inputs. However, the classification of non-sales employees within our EMG sales unit is based on geographic location and not functional responsibility as a substantial portion of the non-sales employees within the EMG sales unit report solely or dually to the other functional groups. For example, all of the corporate services employees included in the monthly flash deck report for the EMG sales unit report solely into the CS functional group. In addition, the majority of network related employees report included in the monthly flash deck report for the EMG sales unit report dually to our GNS functional group and EMG sales unit.

PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST

Mr. Gopal R. Dharia

Securities and Exchange Commission

September 9, 2009

The EMG sales unit has some access to our communications network through its local network installation and field services employees in order to install and repair/restore services to customers located in Europe. However, the management of our global network and operating decisions regarding our global network are all performed by our GNS functional group. For example, the EMG sales unit does not have a network operating center, which monitors the efficiency of our network and also route outages. The EMG sales unit relies upon network operating centers located in the United States and managed by our GNS functional group to communicate efficiency problems or outages to its local field services employees so that they can repair/restore services to our European customers. In addition, all of the decisions regarding how we design and build our network, including which components (i.e., optical equipment) will be used to operate our network, are made by our GNS functional group. As a result, the EMG sales unit does not have the ability to maintain and operate a communications network on a standalone basis.

The EMG sales unit primarily includes selling processes commensurate with a standard sales organization and its personnel. The EMG sales unit does not include any of the strategic, centralized network, product development and marketing, IT or corporate administrative processes. The vast majority of the Company’s processes are centralized or included outside of the EMG sales unit including global network maintenance, engineering and operations functions (including the monitoring of the network platform, customer servers, and the Internet), intellectual property, facilities management, product development, marketing, billing, information technology systems, and all other corporate functions.

The EMG sales unit output, as a function of a sales organization, is to interact with and maintain relationships with customers that could purchase services offered by the Company.

Although the EMG sales unit has access to customers and some access to our communications network through its local network installation and field services employees, given the EMG sales unit does not have the ability to maintain and operate a communications network on a standalone basis, we concluded that the EMG sales unit would not be able to provide services to conduct normal operations and sustain a revenue stream and therefore does not constitute a business.

Conclusion:

Based on our analysis of our reporting units, we concluded that our reporting units for purposes of conducting our annual goodwill impairment analysis as of December 31, 2008 were our two operating segments.

Overall Conclusion:

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            Based on the above, we believe that our current operating segment structure, consisting of the communications operating segment and coal mining operating segment, is appropriate and in accordance with SFAS 131. We also believe that our reporting units, consisting of the communications reporting unit and coal mining reporting unit, for purposes of conducting our annual goodwill impairment analysis are appropriate and in accordance with EITF D-101. Our external auditors, KPMG LLP, also agree with our conclusions.

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A copy of this letter will be supplementally filed in a paper filing delivered to Mr. Dharia.

We have sought to respond to all of your additional comments based on our discussion of August 18, 2009. If you have further comments, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen

Senior Vice President and Controller

Principal Accounting Officer